SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: September 21, 2004

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's News Release dated September 20, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

Date:   September 21, 2004

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

Tan Range Exploration Corporation

Form 20-F, File No. 0-50634

Suite 1400 – 355 Burrard Street

Trade Symbol TSX:  TNX

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598 / Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

News Release -  September 20, 2004

Tan Range Exploration Corporation Appoints New President

The Company is pleased to announce the appointment of Mr. Jonathan G. Deane, an eight year employee of the Company, to the position of President of Tan Range Exploration Corporation.

As Vice President Exploration in Mwanza, Mr. Deane has been responsible for all exploration activities conducted in Tanzania by the Company’s subsidiaries.  He will retain his current responsibilities in addition to taking on the position of President.

Mr. Deane holds a B.Sc. Honours Degree from the University of Natal in Durban, South Africa and an M.Sc. from the University of Cape Town. Before joining the Company, he spent approximately six years with Gold Fields in Namibia where his duties included the planning and supervision of multi-phase base metals exploration programs in various geological terrains. He also worked as Senior Mine Geologist at the Otjihase copper mine in Central Namibia.

According to James E. Sinclair, Chairman and CEO, “Mr. Deane’s appointment comes at a time when the Company is undertaking one of the largest and most comprehensive exploration programs in its history.”

“By having our President located in Tanzania, we are showing our deep commitment to the country and to our key industry partners who are actively exploring licenses held by the Company under royalty agreements.”

On Behalf of the Board of Directors

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.